Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5

For Immediate Release	News Release

North American Palladium Announces

Exercise of Over-allotment Option

TORONTO, January 4 – North American Palladium Ltd. (TSX: PDL, PDL/WT) (AMEX: PAL, PAL/WS) announced today that the underwriters of its December 2007 public offering of units have exercised in full their over-allotment option and will purchase from the Company an additional 2.1 million units at a price of US$4.00 per unit. The exercise of this over-allotment option is expected to result in gross proceeds to the Company of US$8,400,000. The Company is awaiting notice from Kaiser-Francis Oil Company as to whether it will exercise its over-allotment right to purchase an additional 700,000 units.

Each unit consists of one common share and one half of a common share purchase warrant of North American Palladium. Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009. The proceeds of the offering and the exercise of the over-allotment option will be used to fund the growth and development of the Company’s operations and, in particular, to advance the Offset High Grade Zone Project, the Shebandowan West Project and the Arctic Platinum Project. The net proceeds of the offering and the exercise of the over-allotment option may also be used for general corporate purposes.

The lead manager of the underwriting syndicate for the December 2007 public unit offering was Merrill Lynch & Co. Co-managers were BMO Capital Markets, HSBC Securities (Canada) Inc. and UBS Securities Canada Inc.

About North American Palladium

North American Palladium is Canada’s largest producer of palladium. The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals.

For further information please contact:

Fraser Sinclair

Vice President, Finance and CFO

(416) 360-7971 Ext. 222

Email: fsinclair@napalladium.com

Linda Armstrong

Director, Investor Relations

(416) 360-7971 Ext. 226

Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Statements in this press release relating to the anticipated use of proceeds are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the securities legislation of certain of the provinces of Canada, including the Securities Act (Ontario). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those reflected in the forward-looking statements, including risks related to the exploration stage of the Company’s advanced exploration projects; market fluctuations in prices for securities of companies that operate in the resource sector; uncertainties about the availability of additional financing; uncertainties related to fluctuations in metal prices; the possibility that the Company may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company’s prospectus supplement relating to the offering of the units and the accompanying base shelf prospectus and the documents incorporated by reference therein. Although the Company believes the expectations reflected in its forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.